

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 22, 2009

via U.S. mail and facsimile

Joe G. Brooks, Chief Executive Officer
Advanced Environmental Recycling Technologies, Inc.
914 N Jefferson Street
Springdale, Arkansas 72764

   Re: Item 4.01 Form 8-K
     Filed January 9, 2009
     File No. 000-52742

Dear Mr. Brooks:

We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

If you have any questions, please direct them to Tracey McKoy, Staff Accountant at (202) 551-3772.

      Sincerely,

      Tracey McKoy
      Staff Accountant